UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

mF International Limited

(Name of Issuer)

Ordinary shares, no par value

(Title of Class of Securities)

G6065C113

(CUSIP Number)

June 30, 2024

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Page 1 of 7
G6065C113

1.	Names of Reporting Persons Gaderway Investments Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,046,892
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,046,892

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,046,892
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 68.3%*
12.	Type of Reporting Person FI

*	Percentage of class is calculated based on 13,251,667 ordinary shares outstanding as of June 30, 2024, which information was provided by the Issuer to the Reporting Persons on June 30, 2024.

CUSIP No.	Page 2 of 7
G6065C113

1.	Names of Reporting Persons Tai Wai (Stephen) Lam*
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong, China

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,046,892
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,046,892

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,046,892
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 68.3%**
12.	Type of Reporting Person IN

*	Represents 9,046,892 ordinary shares held through Gaderway Investments Limited, which is 61.54% owned by Tai Wai (Stephen) Lam and 38.46% owned by Chi Weng Tam, as of June 30, 2024.

**	Percentage of class is calculated based on 13,251,667 ordinary shares outstanding as of June 30, 2024, which information was provided by the Issuer to the Reporting Persons on June 30, 2024.

CUSIP No.	Page 3 of 7
G6065C113

1.	Names of Reporting Persons Chi Weng Tam *
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong, China

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,046,892
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,046,892

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,046,892
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 68.3%**
12.	Type of Reporting Person IN

*	Represents 9,046,892 ordinary shares held through Gaderway Investments Limited, which is 61.54% owned by Tai Wai (Stephen) Lam and 38.46% owned by Chi Weng Tam, as of June 30, 2024.

**	Percentage of class is calculated based on 13,251,667 ordinary shares outstanding as of June 30, 2024, which information was provided by the Issuer to the Reporting Persons on June 30, 2024.

CUSIP No.	Page 4 of 7
G6065C113

ITEM 1.

(a) Name of Issuer: mF International Limited

(b) Address of Issuer’s Principal Executive Offices: Unit 1801, Fortis Tower, 77-79 Gloucester Road, Wan Chai, Hong Kong

ITEM 2.

2(a) Name of Person Filing:

(i) Gaderway Investments Limited

(ii) Tai Wai (Stephen) Lam

(iii) Chi Weng Tam

2(b) Address of Principal Business Office, or if None, Residence:

(i) Gaderway Investments Limited

Vistra Corporate Services Centre, Wickham Cay II, Road Town, Tortola, VG1110, British Virgin Islands

(ii) Tai Wai (Stephen) Lam

Unit 1801, Fortis Tower, 77-79 Gloucester Road, Wan Chai, Hong Kong

(iii) Chi Weng Tam

Unit 1801, Fortis Tower, 77-79 Gloucester Road, Wan Chai, Hong Kong

2(c) Citizenship:

(i) Gaderway Investments Limited

British Virgin Islands

(ii) Tai Wai (Stephen) Lam

Hong Kong, China

(iii) Chi Weng Tam

Hong Kong, China

2(d) Title of Class of Securities:

Ordinary shares, no par value

2(e) CUSIP Number:

G6065C113

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4. OWNERSHIP.

The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.

CUSIP No.	Page 5 of 7
G6065C113

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

CUSIP No.	Page 6 of 7
G6065C113

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 14, 2024

Gaderway Investments Limited

By:	/s/ Tai Wai (Stephen) Lam
Name:	Tai Wai (Stephen) Lam
Title:	Director

By:	/s/ Chi Weng Tam
Name:	Chi Weng Tam
Title:	Director

By:	/s/ Tai Wai (Stephen) Lam
Name:	Tai Wai (Stephen) Lam

By:	/s/ Chi Weng Tam
Name:	Chi Weng Tam

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

CUSIP No.	Page 7 of 7
G6065C113

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement